Mail Stop 3561

April 1, 2008

<u>Via Fax & U.S. Mail</u>

Ben M. Palmer
Chief Financial Officer
Marine Products Corporation
2801 Buford Highway, Suite 520
Atlanta, GA 30329

       Re: **Marine Products Corporation**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed March 4, 2008
              File No. 001-16263

Dear Mr. Palmer:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                      Linda Cvrkel
                                      Branch Chief